                    The Norman Law Firm PLLC.
                    8720 Georgia Avenue Ste. 906
                     Silver Spring, MD 20910
                     (301) 588-4888 (phone)
                          (301) 588-4887 (fax)
                     enorman@normanlawfirm.net

                     April 14, 2009

United States Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.W.
Washington, DC 20549

Re: Dove Energy Inc.
Form 20FR12G/A filed December 10, 2008
File No: 0-53479

Dear Sir/ Madam:

     As counsel to Dove Energy, Inc. ( the “Registrant”), I am in receipt of your comment letter dated March 24, 2009. We are currently working on the amendment to the referenced report and we anticipate filing our response to your comments and the amendment no later than April 22, 2009.

     Please contact me regarding any questions concerning the above.

Sincerely,

/s/ Elton F. Norman

Elton F. Norman, Esquire

EFN:abw
Cc: Victor DeLaet